UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No.60884 / October 27, 2009

Admin. Proc. File No. 3-13527

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                                                      :
            In the Matter of   :
                                                      :
     PETROL INDUSTRIES, INC. (n/k/a   :
     CADDO INTERNATIONAL, INC.)   :
                                                      :
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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Petrol Industries, Inc. (n/k/a Caddo International,
Inc.) and the Commission has not chosen to review the decision as to it on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to Petrol Industries, Inc. (n/k/a Caddo International,
Inc.). The order contained in that decision is hereby declared effective. The initial decision
ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. §
78l(j), the registration of the registered securities of Petrol Industries, Inc. (n/k/a Caddo
International, Inc.) is revoked.

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.

                                              Elizabeth M. Murphy
                                                    Secretary

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1/   17 C.F.R. § 201.360(d).

2/   Petrol Industries, Inc. (n/k/a Caddo International, Inc.), Initial Decision Rel. No. 389
        (Sept. 29, 2009), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 389
ADMINISTRATIVE PROCEEDING
File No. 3-13527

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of PAIVIS CORP., PEABODYS COFFEE, INC., PENGE CORP., PETROL INDUSTRIES, INC. (n/k/a CADDO INTERNATIONAL, INC.), PHANTOM ENTERTAINMENT, INC., PHOENIX MEDICAL TECHNOLOGY, INC., PHOENIX METALS USA II, INC., PHYMED, INC., PICO PRODUCTS, INC., and PIEMONTE FOODS, INC.	: : : : : : : : : : : : :	INITIAL DECISION AS TO PETROL INDUSTRIES, INC. (n/k/a CADDO INTERNATIONAL, INC.) SEPTEMBER 29, 2009

APPEARANCES: Neil J. Welch, Jr., David S. Frye, and Frederick L. Block for The Division of Enforcement, Securities and Exchange Commission

John B. Frohling for Petrol Industries, Inc. (n/k/a Caddo International, Inc.)

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Petrol Industries, Inc. (n/k/a Caddo International, Inc.) (Caddo).[1] The revocation is based on Caddo's failure to file required periodic reports with the Securities and Exchange Commission (Commission) for almost four years. Although Caddo represents that it plans to return to compliance, at this time, it has not filed past-due and current periodic reports, and it is not possible to predict a date when this might occur.

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[1] The proceeding has ended as to the remaining captioned Respondents. Paivis Corp., Exchange Act Release No. 60302 (A.L.J. July 14, 2009) (revoking registrations by default).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on June 24, 2009. Caddo filed its Answer on July 10, 2009. At a July 16, 2009, telephonic prehearing conference, the parties requested leave to file motions for summary disposition and consented to an initial decision based on the pleadings. Leave was granted, pursuant to 17 C.F.R. § 201.250(a); the motions for summary disposition were due on September 18, 2009, and oppositions, on September 25, 2009. Paivis Corp., Admin. Proc. No. 3-13527 (A.L.J. Jul. 16, 2009) (unpublished). The Division of Enforcement (Division) timely filed its Motion for Summary Disposition and Brief in Support (Division's Motion) on September 18, 2009. Caddo filed neither a motion for summary disposition nor an opposition to the Division's Motion.

This Initial Decision is based on Caddo's Answer to the OIP, the Division's Motion, and the Commission's public official records concerning Caddo, of which official notice is taken, pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Caddo's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Caddo's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Caddo is delinquent in its periodic filings with the Commission, having not filed any annual or quarterly reports since a Form 10-QSB/A[2] for the period ended September 30, 2005. The Division requests that the registration of Caddo's securities be revoked. In defending against the requested revocation, Caddo states that prior counsel advised prior management that it was no longer obligated to file reports and that new management is taking steps to become current.

C. Exhibits Admitted into Evidence

The following items, attached to the Division's Motion as Exhibits 1 through 25 and Dennis Exhibits 1 through 3, are admitted as Division Exhibits 1 through 28:

Excerpts from Caddo's Form 10 filed with the Commission on August 12, 1969 (Div. Ex. 1);

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[2] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008), which eliminated Regulation S-B and phased out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies."

September 16, 2009, printout from the Nevada Secretary of State's website showing the corporate status of Caddo as of that date (Div. Ex. 2);

Certificate of Non-Filing of certain Forms 10-Q and 10-K by Caddo prepared by the Secretary of the Commission and dated July 28, 2009 (Div. Ex. 3);

List of all of Caddo's filings in the Commission's internal EDGAR site from August 14, 1992 through September 16, 2009 (Div. Ex. 4);

Declaration of Jason Bogutski, President of Signature Stock Transfer, Inc., Certifying Records of Regularly Conducted Business Activity concerning shares of Caddo (Div. Ex. 5);

Declaration of Jessica Wigley, Archives Manager of Penson Financial Services, Inc., Certifying Records of Regularly Conducted Business Activity concerning trading in Caddo stock (Div. Ex. 6);

June 16, 2009, printout from www.otcquote.com identifying market makers for Caddo stock (Div. Ex. 7);

Declaration of John T. McGuire, Esq., Deputy General Counsel of Oppenheimer & Co., Inc., Certifying Records of Regularly Conducted Business Activity concerning trading in Caddo stock (Div. Ex. 8);

Copy of Caddo's Form 8-K filed with the Commission on June 24, 2005 (Div. Ex. 9);

Excerpts from Caddo's Form 10-QSB/A filed with the Commission on January 23, 2006 (Div. Ex. 10);

Chart of Delinquent Section 16(a) Filings for David Taylor (Div. Ex. 11);

Certificate of Non-Filing of Forms 3, 4, and 5 for David Taylor, dated August 7, 2009 (Div. Ex. 12);

Copy of Caddo's Form 8-K filed with the Commission on July 18, 2005 (Div. Ex. 13);

Excerpts from Caddo's Form 10-QSB filed with the Commission on August 16, 2005 (Div. Ex. 14);

Copy of Caddo's Form 12b-25 filed with the Commission on November 15, 2005 (Div. Ex. 15);

Excerpts from Caddo's Form 10-QSB filed with the Commission on December 9, 2005 (Div. Ex. 16);

Copy of Caddo's Form 8-K filed with the Commission on December 16, 2005 (Div. Ex. 17);

Copy of Caddo's Form 12b-25 filed with the Commission on March 30, 2006 (Div. Ex. 18);

Copy of a Market Wire press release issued by Caddo, dated February 9, 2007, titled "Petrol Industries, Inc. Appoints New Management" (Div. Ex. 19);

Printout of corporate information page for Caddo from PR Newswire Association LLC (Div. Ex. 20);

Copy of Caddo's Form 8-K filed with the Commission on May 10, 2005 (Div. Ex. 21);

Chart of Delinquent Section 16(a) Filings by Mario Lanza (Lanza) (Div. Ex. 22);

Certificate, dated September 15, 2009, showing all Forms 3, 4, and 5 signed by Lanza in any capacity for Caddo (Div. Ex. 23);

Chart of Delinquent Section 13(d) Filings by Lanza (Div. Ex. 24);

Certificate, dated September 11, 2009, showing all Schedules 13D and 13G signed by Lanza in any capacity for Caddo (Div. Ex. 25);

Copy of letter, dated January 4, 2007, to Lanza from Patti J. Dennis (Dennis), Special Counsel, Office of Enforcement Liaison, Division of Corporation Finance (Div. Ex. 26);

U.S. Postal Service Form 3811 (Domestic Return Receipt), signed by Lanza and dated January 9, 2007 (Div. Ex. 27); and

Copy of notes of Dennis of January 29, 2007, telephone conversation with Lanza (Div. Ex. 28).

II. FINDINGS OF FACT

The Commission's public official records contained in EDGAR, of which official notice is taken, show that Caddo (CIK No. 77864)[3] is a Nevada corporation located in Oil City,

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[3] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2005. Answer; Official Notice. Caddo is noted on the Pink Sheets with a Skull-and-Crossbones "Caveat Emptor" designation.[4]

Caddo's Answer states, in full:

> Caddo admits that it did not file certain annual and quarterly reports, but states that its prior counsel advised prior management that it was no longer obligated to file reports. Presently the Company is unable to file said statements and reports as new management is confirming a timeline with potential auditors to complete said responsibility.

Although Caddo's Answer references new management and indicates that the decision not to file periodic reports was made by prior management, the Commission's public official records contained in EDGAR show that Caddo has not filed a Form 8-K to disclose this change in management as specified in Form 8-K Items 5.01 and 5.02. Likewise, the Answer references new management's contact with "potential auditors," but Caddo has not filed a Form 8-K to disclose the resignation of its previously designated certifying accountant as specified in Form 8-K Item 4.01.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., 90 SEC Docket 879, 885 (Mar. 22, 2007), recon. denied, 90 SEC Docket 2419 (June 6, 2007). It is undisputed that Caddo failed to file its required periodic reports for any period after the period ended September 30, 2005. Accordingly, Caddo violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Caddo's securities be revoked.[5] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing

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[4] See http://www.pinksheets.com/pink/quote/quote.jsp?symbol=CADD (last visited Sept. 29, 2009).

[5] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, 88 SEC Docket 430, 438-39 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004).

Caddo's violations were recurrent in that it has repeatedly failed to file periodic reports for almost four years. Concerning culpability, the record does not show scienter,[6] but rather a failure to obtain and/or devote sufficient resources to enable the company to file required reports. Caddo's efforts to remedy its past violations and ensure future compliance consist of conferring with "potential auditors." At any rate, such efforts have not yet borne fruit in the form of past-due and current periodic reports. To the extent that Caddo suggests that prior management is responsible for its ongoing failure to file periodic reports, a change of management does not insulate a registrant from revocation. See America's Sports Voice, Inc., 90 SEC Docket at 884.

In sum, to whatever extent Caddo has made efforts toward remedying its past violations and ensuring future compliance, the investing public still does not have access to complete past and current financial information, and the date when this will occur cannot be predicted. Thus, neither dismissal of the proceeding, nor a suspension of registration for a period of twelve months or less is an appropriate disposition.[7] Rather, revocation of the registration of Caddo's registered

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[6] Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

[7] Compare e-Smart Techs., Inc., 57 S.E.C. 964, 970 (2004), e-Smart, 84 SEC Docket 2979 (A.L.J. Feb. 3, 2005) stating that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. By contrast, in the instant case, a subsequent filing history is completely lacking.

securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Petrol Industries, Inc. (n/k/a Caddo International, Inc.), IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge